UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 7, 2019

LEO HOLDINGS CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38393	98-1399727
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21 Grosvenor Place London		SW1X 7HF
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: +44 20 7201 2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On April 7, 2019, Leo Holdings Corp., a Cayman Islands exempted company (“Leo”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among Queso Holdings Inc., a Delaware corporation (“Queso”), AP VIII CEC Holdings, L.P., a Delaware limited partnership (the “Seller”) and solely for purposes of Section 7.14(f) and 10.2(i) of the Transaction Agreement, Leo Investors Limited Partnership, a Cayman limited partnership (“Sponsor”).

The Transaction Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of Leo and Queso.

The Business Combination

The Transaction Agreement provides for the consummation of the following transactions in the following order (collectively, the “Business Combination”), in each case conditional upon each prior transaction having been consummated: (a) the surrender to Leo and cancellation of 1,750,000 Class B ordinary shares of Leo by Sponsor (the “Surrender”), (b) a change of Leo’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware in accordance with Section 388 of the General Corporation Law of the State of Delaware and Cayman Islands Companies Law (2018 Revision) (the “Domestication”), (c) conditional upon the consummation of the Domestication and immediately thereafter, Leo will consummate the Private Placement (as defined below), and (d) conditional upon the foregoing transactions and immediately after the Private Placement, Queso will merge with and into Leo, the separate corporate existence of Queso will cease and Leo will be the surviving corporation and change its name to “Chuck E. Cheese Brands Inc.” (the “Merger”).

The Surrender will be pursuant to the Sponsor Shares Surrender Agreement, dated as of April 7, 2019 between Leo and Sponsor, a copy of which is attached as Exhibit 10.1 hereto. The Sponsor will continue, subject to limited exceptions, to be bound by its existing agreement not to transfer, assign or sell any of its original founder shares until the earlier to occur of: (A) one year after the completion of the Business Combination or (B) subsequent thereto, (x) if the last sale price of the shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of the transaction, or (y) the date on which Leo completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

In connection with the transaction, the Seller will enter into a lock-up agreement (the form of which is an exhibit to the Transaction Agreement) pursuant to which it will agree not to transfer its shares for a period of 180 days from closing, subject to certain exceptions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Transaction Agreement (the “Business Combination”), the consideration to be received by the equityholders of Queso in connection with the transaction contemplated under the Transaction Agreement, which is conditioned upon the surrender of 1,750,000 shares by the Sponsor, shall consist of: (i) 36,000,137 shares of the common stock of Leo after the Domestication (“New Leo Common Stock”) (at a deemed value of $10.00 per share) and (ii) the right to receive up to an additional 4 million shares of New Leo Common Stock upon the occurrence of certain events and subject to certain restrictions. Cash held in the trust account net of redemptions and the gross proceeds of the Private Placement (the “Cash Proceeds”) less the transaction costs of the Business Combination will be used to pay down certain indebtedness of Queso at the closing of the transaction.

Representations and Warranties, Covenants, and Indemnification

Under the Transaction Agreement, parties to the agreement made customary representations and warranties for transactions of this type regarding themselves. Certain fundamental representations and warranties of Queso and the Seller made under the Transaction Agreement (the “Fundamental Representations”) survive for four years following the closing of the Business Combination while all other representations and warranties made by the parties do not survive the Closing. In addition, the parties to the Transaction Agreement made covenants that are customary for transactions of this type.

The Transaction Agreement provides for the indemnification of Leo by the Seller with respect to breaches of the Fundamental Representations and covenants up to a cap of the consideration received by the Seller pursuant to the Merger (at a deemed value of $10.00 per share).

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Transaction Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of Leo’s stockholders.

In addition, consummation of Business Combination is subject to other closing conditions, including, among others: (i) all applicable, if any, waiting periods under the HSR Act (as defined in the Transaction Agreement) have expired or been terminated; (ii) the consummation of the Surrender, Domestication and Private Placement, (iii) there has been no material adverse effect to the business, assets, liabilities, financial condition or results of operations of Queso and its subsidiaries, (iv) the requisite approvals have been obtained from Leo’s stockholders, (v) the New Leo Common Stock to be issued as consideration for the Business Combination has been approved for listing on the New York Stock Exchange and (vi) the aggregate amount of the Cash Proceeds is no less than $250 million.

Termination

The Transaction Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) if the Closing has not occurred by September 13, 2019 (the “Outside Date”), unless because of the delay and/or nonperformance of the party seeking such termination, (ii) if Leo’s board of directors changes its recommendation with respect to the transactions contemplated by the Agreement and (iii) if Leo’s stockholders do not approve the Business Combination and related proposals to be presented to them at a meeting of Leo’s stockholders. If the Transaction Agreement is validly terminated, none of the parties will have any liability or any further obligation under the Transaction Agreement with certain limited exceptions, including liability arising out of a party’s Intentional Breach (as defined in the Transaction Agreement) of any provision contained in the Transaction Agreement.

A copy of the Transaction Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Transaction Agreement is qualified in its entirety by reference thereto. The Transaction Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Transaction Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Transaction Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Private Placement Transactions

Concurrently with the execution of the Transaction Agreement, Leo entered into Subscription Agreements with certain investors (collectively, the “Private Placement Investors”) pursuant to which, among other things, such investors agreed to subscribe for and purchase and Leo agreed to issue and sell to such investors, including funds managed by Lion Capital LLP, immediately following the Domestication (as defined above), 10,700,000 shares of Leo’s common stock, par value $0.0001 per share, in each case, for an aggregate of up to $100.0 million (the “Private Placement”). As a result of the Sponsor surrendering 1,750,000 shares to Leo upon closing, the net effect is that the Private Placement is not dilutive to a $10 per share valuation of Leo. The closing of the Private Placement is contingent upon, among other things, the substantially concurrent consummation of the proposed business combination and related transactions (the “Business Combination”).

In connection with the Private Placement, Leo will grant the Private Placement Investors certain customary registration rights. The Leo Shares to be offered and sold in connection with the Private Placements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder without any form of general solicitation or general advertising.

The form of Subscription Agreement is attached as Exhibit 10.2 hereto.

Item 7.01	Regulation FD Disclosure.

On April 8, 2019, Leo issued a press release announcing the execution of the Transaction Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Leo has prepared for use in connection with various meetings and conferences.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information

In connection with the Business Combination, Leo intends to file a Registration Statement on Form S-4, which will include a preliminary prospectus and preliminary proxy statement. Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors and security holders of Leo are advised to read, when available, the proxy statement/prospectus in connection with Leo’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF.

Participants in the Solicitation

Leo, Queso and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and such information and names of Queso’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Leo, which will include the proxy statement of Leo for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Leo’s industry, future events, the Business Combination between Leo, Queso, Seller and Sponsor, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of

Leo’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Leo’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Leo operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Leo operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Leo’s management teams; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Leo is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination or a delay or difficulty in integrating the businesses of Leo and Queso; uncertainty as to the long-term value of Leo’s ordinary shares; those discussed in the Leo’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Leo’s Quarterly Reports on Form 10-Q and other documents of Leo on file with the SEC or in the proxy statement that will be filed with the SEC by Leo. There may be additional risks that Leo presently does not know or that Leo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Leo’s expectations, plans or forecasts of future events and views as of the date of this communication. Leo anticipates that subsequent events and developments will cause Leo’s assessments to change. However, while Leo may elect to update these forward-looking statements at some point in the future, Leo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s assessments as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of April 7, 2019, by and among Leo Holdings Corp., Queso Holdings Inc., AP VIII CEC Holdings, L.P. and Leo Investors Limited Partnership.

10.1	Sponsor Shares Surrender Agreement, dated as of April 7, 2019 between Leo and Leo Investors Limited Partnership.

10.2	Form of Subscription Agreement.

99.1	Press Release, dated April 8, 2019.

99.2	Investor Presentation, dated April 2019.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 8, 2019		LEO HOLDINGS CORP.

	By:	/s/ Simon Brown
	Name:	Simon Brown
	Title:	Secretary